Exhibit 99.1

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Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	31 January 2026	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Baozun Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Date Submitted:	05 February 2026

I.	Movements in Authorised / Registered Share Capital

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)		Yes
Stock code (if listed)	09991	Description
		Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month		470,000,000	USD	0.0001	USD	47,000
Increase / decrease (-)					USD
Balance at close of the month		470,000,000	USD	0.0001	USD	47,000

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)		No
Stock code (if listed)	09991	Description
		Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month		30,000,000	USD	0.0001	USD	3,000
Increase / decrease (-)					USD
Balance at close of the month		30,000,000	USD	0.0001	USD	3,000

Total authorised/registered share capital at the end of the month:	USD	50,000

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II.	Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	09991	Description
Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	161,015,878	13,268,625	174,284,503
Increase / decrease (-)
Balance at close of the month	161,015,878	13,268,625	174,284,503

Public float sufficiency confirmation (Note 4)

Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month:
☒ the applicable public float requirement (see below) has been complied with ☐ the applicable public float requirement (see below) has not been complied with
The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is:
Applicable public float threshold	Initial Prescribed Threshold - 25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares)
Additional information

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No
Stock code (if listed)	09991	Description
Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	13,300,738	0	13,300,738
Increase / decrease (-)
Balance at close of the month	13,300,738	0	13,300,738

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III.	Details of Movements in Issued Shares and/or Treasury Shares

(A).	Share Options (under Share Option Schemes of the Issuer)

1. Class of shares		WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)		Yes
Stock code (if listed)		09991	Description
Particulars of share option scheme		Number of share options outstanding at close of preceding month	Movement during the month	Number of share options outstanding at close of the month	Number of new shares issued during the month pursuant thereto (A1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (A2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month	The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month
1).	2014 Share Incentive Plan - Share Options	70,335		70,335			70,335

General Meeting approval date (if applicable) _________________

Increase in issued shares (excluding treasury shares):	WVR ordinary shares A (AA1)
Decrease in treasury shares:	WVR ordinary shares A (AA2)

Total funds raised during the month from exercise of options:

Remarks:

No further options will be granted under the 2014 Share Incentive Plan and the 2015 Share Incentive Plan of the Company after November 1, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on The Stock Exchange of Hong Kong Limited (the "Primary Conversion") became effective).

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(B).	Warrants to Issue Shares of the Issuer	Not applicable

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(C).	Convertibles (i.e. Convertible into Shares of the Issuer)	Not applicable

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(D).	Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes)

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)		Yes
Stock code (if listed)	09991	Description
Description of other agreements or arrangements			General Meeting approval date (if applicable)	Number of new shares issued during the month pursuant thereto (D1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (D2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month
1).	Issue Class A ordinary shares to satisfy the restricted share units vested which were previously granted under the 2015 Share Incentive Plan adopted on May 5, 2015 and amended in July 2016
2).	2022 Share Incentive Plan - Restricted Share Units		21 October 2022			1,056,600

Increase in issued shares (excluding treasury shares):	WVR ordinary shares A (DD1)

Decrease in treasury shares:	WVR ordinary shares A (DD2)

Remarks:

No further awards will be granted under the 2014 Share Incentive Plan and the 2015 Share Incentive Plan of the Company after November 1, 2022 (being the date on which the Company’s Primary Conversion became effective)

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(E).	Other Movements in Issued Shares and/or Treasury Shares	Not applicable

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	WVR ordinary shares A
Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	WVR ordinary shares A

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IV.	Information about Hong Kong Depositary Receipt (HDR)	Not applicable

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V.	Confirmations

Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable:

(Note 5)

(i)	all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 6);

(v)	all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer;

(vii)	completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)	the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Vincent Wenbin Qiu

Title:	Chairman and Chief Executive Officer

(Director, Secretary or other Duly Authorised Officer)

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Notes

1.	The Exchange refers to The Stock Exchange of Hong Kong Limited.

2.	In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date".

In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury".

3.	The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number.

4.	"Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure.

5.	Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return.

6.	“Identical” means in this context:

．	the securities are of the same nominal value with the same amount called up or paid up;

．	they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

．	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.